Sullivan & Worcester LLP	T 202 775 1200
1666 K Street NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

March 30, 2010

VIA EDGAR

Securities and Exchange Commission

EDGAR Operations Branch

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:         Virtus Insight Trust

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Brion Thompson of the staff of the Securities and Exchange Commission (the “SEC”) on March 29, 2010, pertaining to the preliminary proxy statement on Schedule 14A that was filed by the Virtus Insight Trust (the “Registrant” or “Trust”) on behalf of Virtus High Yield Income Fund (the “Fund”) on March 19, 2010. Where noted, changes, as applicable, have been made and incorporated into the proxy statement.

1.	Comment:	Please identify the relevant provisions of the proxy rules under which the Fund is complying with the requirements of the internet availability of the proxy materials.

	Response:	The Fund has chosen to comply with the Full Set Delivery Option described in Reg. 14a-16(n). If a full set of proxy materials is sent to shareholders, a Notice of Internet Availability of Proxy Materials (a “Notice”) is not required if all the information required in a Notice is incorporated in the proxy statement and form of proxy, as per 14a-16(n)(2)(ii). Paragraph 2 of the legend described under 14a-16(d)(1) is included as the second sentence of the second paragraph on Page 1 of the proxy statement of the Fund, while paragraph 1 and 3 need not be included under 14a-16(n)(4).

2.	Comment:	Please add more details in the first bullet point on Page 9 of the Proxy Statement, regarding the nature, extent and quality of the services to be provided by the Subadviser.

Response:

The information in the bullet point has been revised as follows:

•         the nature, extent, and quality of the services to be provided by the Subadviser. The Trustees received in advance of the meeting information in the form of an extensive questionnaire completed by

Securities and Exchange Commission

March 30, 2010

the Subadviser concerning a number of topics, including its investment philosophy, resources, operations and compliance structure. The Trustees also had the benefit of a presentation made by the Subadviser’s senior management personnel, including the proposed Lead Portfolio Manager for the Fund, where a number of topics, including the Subadviser’s history, investment process, investment strategies, diversification, assets under management, personnel, compliance procedures and the firm’s overall performance, were reviewed and discussed. The Trustees noted that the Subadviser would provide portfolio management, compliance with the Fund’s investment policies and procedures, compliance with applicable securities laws and assurances thereof. The Trustees reviewed biographical information for each portfolio manager of the Subadviser who would be providing services under the Subadvisory Agreement and noted the breadth and depth of experience presented with the team leaders having over 39 years of cumulative experience in the financial industry. In considering the approval of the Subadvisory Agreement, therefore, the Trustees considered the Subadviser’s investment management process, including (a) the experience, capability and integrity of the Subadviser’s management and other personnel committed by the Subadviser to the Fund; (b) the financial position of the Subadviser; (c) the quality and commitment of the Subadviser’s regulatory and legal compliance policies, procedures and systems; and (d) the Subadviser’s brokerage and trading practices;

3.	Comment:	Please explain whether the Board relied on comparisons of the Subadviser’s services rendered under other advisory contracts and the amounts to be paid under the other contracts. If so, please describe what those comparisons indicated to the Board.

	Response:	The Board requested and received composite performance information and comparative fee information for other accounts managed by the Subadviser in the same style. The composite included discretionary accounts that were managed materially similarly to how the Fund will be managed, and the performance record indicated reduced volatility that limited risk in down periods of the market, while its focus on less risky portfolio securities generally resulted in being outperformed by the market in rising market periods. The services rendered to the accounts in the composite included similar investment advisory services as the Subadviser will provide to the Fund, and additional administrative services that are provided by the adviser rather than the subadviser. While fees received by the Subadviser from the accounts included in the composite were generally within five basis points of the total advisory fees paid by the Fund to VIA, the Trustees also noted that the Fund’s subadvisory fees are paid by VIA and not by the Fund, so that Fund shareholders are not directly impacted by those fees.

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Securities and Exchange Commission

March 30, 2010

In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.

Arie Heijkoop, Jr.

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